

November 19, 2015

Lauren D. Macioce, Esq.
Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 10036-8704

Re: Stone Ridge Stone Ridge Trust IV (File Nos. 333-207521 and 811-23105)

Dear Ms. Macioce:

We have reviewed the registration statement on Form N-2 of the Stone Ridge Trust IV ("Fund"), which was filed on October 20, 2015. The registration statement was filed to register common stock for a continuous offering pursuant to Rule 415 under the Securities Act of 1933. We have used the captions and page numbers of the registration statement to identify the sections of the registration statement to which our comments refer. You also should consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. We have the following comments.

Prospectus

Investment Strategy, page 1

1. Please provide an objective definition of the term "material drawdown."

2. Please define the term "Reinsurance Interval Fund" the first time it is used in the Prospectus.

Investment Adviser, page 1

1. Please revise the second bullet to state: "An investment in the Fund is not suitable for investors who may need to access the money they invest in the short term."

2. The penultimate bullet on the cover page states: "Distributions may also be funded in significant part from expense reimbursements and waivers by the Fund's and the Reinsurance Interval Fund's affiliates that are subject to repayment to them." However, the Fund does not disclose in the prospectus the terms of any expense reimbursements or waivers subject to repayment. Please clarify this discrepancy.

3. Please delete the last bullet.

4. Please confirm to us that the cover page bullets will also appear immediately above the signature line on the account registration form or subscription agreement used by investors to purchase Fund shares.

5. Please confirm that the Fund and the Reinsurance Interval Fund are in compliance with the terms and conditions of Section 12(d)(1)(E) of the 1940 Act.

6. Please define, where appropriate, the terms, "institutional investor" and "other eligible investors."

The Offering, page 5

1. The disclosure states that the "Fund expects the initial offering of Shares to terminate upon commencement of investment operations." However, on page 1, the Fund defines "commencement of investment operations" as the date that the Fund begins selling Shares or accepting offers to purchase Shares. Please clarify this discrepancy.

2. The disclosure states that "a significant portion of the Funds will be made available for investment on a priority basis to a group of investors (the "Consortium") who have entered into an arrangement with the Adviser." Please disclose the nature of these "arrangements." Specifically, do these arrangements involve commitments to purchase Fund shares by advisers and representatives? Are these commitments to make future purchases of Fund shares binding on the advisers and representatives in any sense? Are any of these commitments made by current investors in the Reinsurance Interval Fund? Are there any consequences to advisers or representatives if they renege on a commitment to buy Fund shares? Do these commitments incentivize advisers and representatives to make future investments in the Fund?

Periodic Repurchase Offers, page 5

We note that the Fund will make a repurchase offer twelve months after commencement of investment operations and quarterly thereafter, but, as disclosed on page 35, an investor in the Reinsurance Interval Fund is eligible to have his or her shares repurchased in the quarter following investment. Given this difference between the Funds, please explain why an investor would want to invest in the Fund.

Investment Objectives and Policies, page 6

1. Please disclose in adequate detail why a "material drawdown" creates an investment opportunity in the Reinsurance Interval Fund. Please explain what advantage there is for investors in purchasing shares of the Fund, rather than purchasing shares of the Reinsurance Interval Fund directly.

2. Consider revising in plain English the phrase "each of the three criteria must be satisfied while the bond is outstanding or the derivative position remains open."

3. On page 7, the description of Quota Share Notes discloses that "the Reinsurance Interval Fund, as holder of a Quote Share Note issued by the SPV, would be entitled to its pro rata share of the premiums received by the SPV and would be responsible for its pro rata share of the claims…" Consider adding similar disclosure in the descriptions of Excess of Loss Notes and ILW Notes to more clearly describe the effect to the Reinsurance Interval Fund.

Reorganization into Reinsurance Interval Fund, page 8

1. Please explain to us why the adviser expects to recommend that the Fund merge into the Reinsurance Interval Fund "approximately 9 months after the Fund commences investment operations".

2. Please confirm whether the Fund intends to file as an exhibit to the registration statement the agreement and plan of reorganization that has been approved by the Board.

Limited History, page 9

As the Fund has not yet commenced operations, please revise the heading from "Limited History" to indicate that, as of the date of the prospectus, the Fund has "No Prior History." Please also disclose the date that the Reinsurance Interval Fund commenced operations.

Derivative Risk, page 12

The Division of Investment Management has provided guidance about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. That letter provides that such disclosure should:

- be in plain English;

- identify specifically all of the derivatives in which the fund intends to invest as part of its principal investment strategy;

- be tailored to the fund's specific use of derivatives, the extent of their use, and their related risks;

- provide investors with a specific risk profile of the fund's derivatives investments, rather than a list of risks of various derivative strategies. explain the purpose of the fund's derivatives trading;

- address the degree of economic exposure (not just the amount invested).

Please present the Fund's derivative disclosure throughout the prospectus in substantial conformity with this guidance. This disclosure should be reviewed on an ongoing basis to assess its completeness and accuracy in light of the Fund's actual use of derivatives.

Swaps Risk, page 12

Please define the "notional value" of a swap and each of the other derivatives involved in the Fund's principal investment strategy. Please explain how a notional value in excess of the amount invested in a swap or other derivative creates leverage and how leverage may create volatility in the Fund's NAV.

Fund Expenses, page 15

1. Please explain to us the assumptions upon which the amount of "net assets attributable to the Shares" and the fee table expenses are based.

2. Please revise footnote 2 to substantially correspond to the following:

"Net assets attributable to shares" assumes that we sell $__million worth of shares of our common stock during the first twelve months. The table also assumes that our net offering proceeds from such sales equal approximately $__million, that our average net assets during period equal one-half of the net offering proceeds, or approximately $__million based on our current net assets of $___ [and that we borrow funds equal to __% of our average net assets during such period, or approximately $ __million]. Actual expenses will depend on the number of shares we sell in this offering [and the amount of leverage we employ]. For example, if we were to raise proceeds significantly less than this amount over the next twelve months, our expenses as a percentage of our average net assets would be significantly higher. There can be no assurance that we will sell $__million worth of our common stock during the following twelve months.

3. Please revise the fee table so that the Fund's pro rata share of the Reinsurance Interval Fund's fees and expenses are reflected in the appropriate line items of the fee table. Please also revise the line item "Acquired Fund Fees and Expenses" according to the requirements of Instruction 10.h to Item 3 of Form N-2.

4. Please include in correspondence when the Adviser expects the fee waiver agreement will terminate. In light of the uncertainly of when the Fund will commence investment operations, consider including additional disclosure in footnote 5 about the length of the fee waiver.

Control Persons, page 37

The disclosure states that "Stone Ridge is currently the sole shareholder of the Fund," however, the Fund has not yet commenced offering Shares. This statement is also inconsistent with the disclosure on page 29 of the SAI. Please clarify.

Repurchase Dates, page 40

Given the uncertainty of when in a particular month the Fund will commence investment operations, please consider providing examples to clarify when the first repurchase offer will occur.

Statement of Additional Information

The Reinsurance Interval Fund's Subsidiary, page 8

If the Reinsurance Interval Fund uses a wholly-owned controlled foreign subsidiary ("CFC") to make investments, please provide the following disclosure. (As used in the comments, "CFC" includes any subsidiary(ies) of the CFC.)

- Disclose that the Reinsurance Interval Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.

- Disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the Reinsurance Interval Fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Reinsurance Interval Fund and the CFC, then, for purposes of complying with Section 15(c), the reviews of the fund's and the CFC's investment advisory agreements may be combined.

- Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

- Disclose: (1) whether the Reinsurance Interval Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the Reinsurance Interval Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

- Disclose any of the CFC's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Reinsurance Interval Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

- Confirm in correspondence that the financial statements of the CFC will be consolidated with those of the fund.

- Confirm in correspondence that: (1) the CFC's management fee (including any performance fee) will be included in "Management Fees" and the CFC's expenses will be included in "Other Expenses" in the fund's prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection by the staff of the CFC's books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

- A representation should be provided to the staff that each investment adviser to the CFC and its subsidiaries complies with the provisions of the Investment Company Act relating to investment advisory contracts (Section 15 of the 1940 Act) as an investment adviser to the fund under Section 2(a)(20) of the 1940 Act. In addition, each investment advisory agreement between the CFC and its subsidiaries and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

- A representation should be provided that the Reinsurance Interval Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8 of the 1940 Act) and capital structure and leverage (Section 18 of the 1940 Act) on an aggregate basis with the CFC and its subsidiaries.

- A representation should be provided to the staff that each CFC complies with provisions relating to affiliated transactions and custody (Section 17 of the 1940 Act) and identification of each custodian of the CFC and each of its subsidiaries.

- The financial statements of the CFC and its subsidiaries should be consolidated with those of the Reinsurance Interval Fund.

- The character of the fees of the consolidated CFC and its subsidiaries should be retained when populating the Reinsurance Interval Fund's prospectus fee table. The CFC's management fee (including any fees based on the CFC's performance) should be included in "Management Fees," and the remaining operating expenses of the CFC and its subsidiaries should be included in "Other Expenses."

- The CFC and its subsidiaries and their boards of directors should agree to designate agents for service of process in the United States; and the CFC and its subsidiaries and their boards of directors should agree to inspection by the staff of the books and records of the CFC and its subsidiaries, which should be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Derivatives, page 8

Please describe specifically in the Statement of Additional Information how the Funds will cover their derivative investments to avoid creating senior securities. Please describe specifically the Funds' asset segregation policies with respect to its "physically settled" and "cash settled" derivatives.

Investment Restrictions, page 23

1. Please clarify whether restriction 7 is saying that repurchase agreements are loans subject to the one-third of total assets limitation.

2. The description of the Fund's repurchase policy under Investment Restrictions provides for indefinite repurchase offers on an annual basis should the Fund commence operations more than two years after the effective date of the registration statement. Please clarify what is meant by "immediately before" the commencement of investment operations. For example, if the Fund's registration statement went effective on 1/1/2016, the Fund's first repurchase offer would take place on 1/1/2018. If the Fund commenced investment operations on 3/1/2018, would the second repurchase offer take place on 2/28/2018? We note that this would result in an interval between the first and second repurchase offers of only two months. Please explain how this is consistent with Rule 23c-3 of the 1940 Act which contemplates periodic intervals of three, six and twelve months.

General

1. We note that portions of the registration statement are incomplete. We may have additional comments: on such portions, when you complete them in a pre-effective amendment; on disclosures made in response to this letter; on information supplied supplementally; or on exhibits added in a pre-effective amendment.

2. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing and in response to our comments on your filing.

You should respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the Securities Act. Please respond to all comments in the form of separate EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. The staff may have further comments after reviewing your responses.

If you have any questions about these comments, please contact the undersigned at 202-551-6943 or o'connorj@sec.gov.

/s/ James E. O'Connor

James E. O'Connor
Senior Counsel